

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2012

Mr. Stephen J. Schoepfer
Chief Financial Officer
Carbonics Capital Corporation
100 Overlook Center, Second Floor
Princeton, New Jersey 08540

   RE: Carbonics Capital Corporation
      Form 10-K for the Year Ended December 31, 2011
      Filed April 16, 2012
      Form 10-K/A for the Year Ended December 31, 2011
      Filed June 5, 2012
      Form 10-Q for the Period Ended March 31, 2012
      Filed May 21, 2012
      Form 10-Q/A for the Period Ended March 31, 2012
      Filed June 19, 2012
      Response dated June 22, 2012
      File No. 0-28887

Dear Mr. Schoepfer:

  We have reviewed your response letter dated June 19, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q/A#1 for the Period Ended March 31, 2012

General

1. Please file an amendment to your Form 10-Q to provide the certifications required by Item 601(b)(31) of Regulation S-K. The certifications should be currently dated and refer to the Form 10-Q/A. Refer to Rule 12(b)-15 of Regulation 12B.

Item 4. Controls and Procedures

2. You determined that your disclosure controls and procedures were effective and your internal controls over financial reporting were not effective as of March 31, 2012. We remind you that Rules 13a-15(e) and 15d-15(e) of the Exchange Act define disclosures controls and procedures as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Please help us better understand how you determined that your disclosure controls and procedures were effective given that you did not file your Form 10-Q for the period ended March 31, 2012 as well as your Form 10-K for the year ended December 31, 2011 by the due dates prescribed by each of these forms and in light of each of the material weaknesses that you disclosed in your Form 10-Q for the period ended March 31, 2012. In addition, you determined that your disclosure controls and procedures were not effective as of December 31, 2011 in your Form 10-K for the year ended December 31, 2011. Please help us understand what led to the change in conclusion regarding the effectiveness of your disclosure controls and procedures from December 31, 2011 to March 31, 2012. Alternatively, please file an amendment to your Form 10-Q to indicate that your disclosure controls and procedures were not effective as of March 31, 2012.

If you have any questions regarding this comment, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief